UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 24, 2026

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓    Form 40-F

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-273441), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated February 24, 2026 entitled ‘VODAFONE GROUP PUBLIC LIMITED COMPANY ANNOUNCES NOTICE OF REDEMPTION FOR DOLLAR NOTES DUE 2028’

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

24 February 2026

VODAFONE GROUP PUBLIC LIMITED COMPANY ANNOUNCES

NOTICE OF REDEMPTION FOR DOLLAR NOTES DUE 2028

(Newbury, Berkshire – England) – February 24, 2026 – Vodafone Group Plc is issuing a notice of redemption in respect of its 4.375% Notes due May 2028 (the “Notes”) (the “Notes Redemption”), at a price equal to the greater of (1) 100% of the principal amount of such Notes plus accrued and unpaid interest to the date of redemption, if any, and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the sum of (i) the adjusted treasury rate (as defined in the prospectus supplement dated May 23, 2018 relating to the Notes) plus (ii) 25 basis points, plus accrued and unpaid interest, if any, to the date of redemption.

- ends -

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone Group

everyone.connected

Vodafone is a leading European and African telecoms company.

We serve over 360 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. We have capacity on more than 70 subsea cable systems – the backbone of the internet – and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world’s largest IoT platforms, with over 230 million connections globally, and we provide financial services to around 94 million customers across seven African countries – managing more transactions than any other provider.

From the seabed to the stars, Vodafone’s purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: February 24, 2026	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary